

SECUR 12061965 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunes Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert + Holland LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DUNES SECURITIES CORPORATION

Financial Statements
for the year ended
December 31, 2011

DUNES SECURITIES CORPORATION

Contents


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Certified Public Accountants

The Board of Directors
Dunes Securities Corporation
Hilton Head Island, South Carolina

We have audited the accompanying balance sheet of Dunes Securities Incorporated as of December 31, 2011 and the related statements of earnings, changes in stockholders' equity, changes in retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Dunes Securities Incorporated, as of December 31, 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion based on our audit, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry Bekaert & Holland, L.L.P.

Hilton Head Island, South Carolina
January 23, 2012

DUNES SECURITIES CORPORATION

Balance Sheet

December 31, 2011

Assets		
Cash-unrestricted	$	39,873
Total assets	$	39,873
Liabilities and stockholders equity		
Liabilities		
Accrued expenses	$	67
Total liabilities		67
Stockholder's equity		
Common stock, no par value, authorized 100,000 shares, issued and outstanding 25,000 shares		25,000
Additional paid in capital		6,160
Retained earnings		8,646
Total stockholder's equity		39,806
Total liabilities and stockholder's equity	$	39,873

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statements of Earnings

For the year ended December 31, 2011

Revenues		
Commissions	$	84,500
Total revenues		84,500
Expenses		
Bank charges		750
Commissions and fees		51,000
Insurance		364
Regulatory fees and assessments		1,140
Dues and subscriptions		35
Office expenses		2,200
Legal and professional		300
Rent		600
Other taxes		78
Total expenses		56,467
Net earnings	$	28,033

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2011

	Number Of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2011	25,000	$ 25,000	$ 6,160	$ 6,863
Net earnings	-	-	-	28,033
Dividend distribution	-	-	-	(26,250)
Balance at December 31, 2011	25,000	$ 25,000	$ 6,160	$ 8,646

See notes to financial statements.

DUNES SECURITIES CORPORATION

Statements of Cash Flows

For the year ended December 31, 2011

Cash flow from operating activities:	
Net earnings	$ 28,033
Net cash flow provided by operating activities	28,033
Cash flow from investing activities:	
Dividend distribution	(26,250)
Net cash flow used by investing activities	(26,250)
Net decrease in cash	1,783
Cash and cash equivalents at beginning of year	38,090
Cash and cash equivalents at end of year	$ 39,873

See notes to financial statements.

DUNES SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2011

Note 1-Organization

Dunes Securities Corporation (the "Company") is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Hilton Oceanfront Resort Condominium (the "Resort") units with all proceeds of sale or purchase deposited or paid from an escrow account maintained by Regions Bank as fiduciary agent/custodian. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA"). Management of the day to day operations of the Resort was changed to a different company effective January 1, 2012.

Note 2-Summary of significant accounting policies

Commission income
Commission income is recorded when transactions are completed and funds are distributed at the closing of the respective condominium unit

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents and concentration of credit risks
The Corporation considers its investments with an original maturity of three months or less to be cash equivalents. The Corporation maintains its cash in bank deposit accounts which, at times, may exceed FDIC insurance limits.

Income taxes
The Company has elected to be taxed under Subchapter "S" of the Internal revenue code. As such, the taxable income or loss is passed through directly to the shareholders. Accordingly, there is no income tax provision or benefit recorded in the accompanying financial statements.

Management has evaluated the effect of the guidance provided by U.S. Generally Accepted Accounting Principles on Accounting for Uncertainty in Income Taxes that were effective at December 31, 2009. Management has evaluated all other tax positions that could have a significant affect on the financial statements and determined the Company had no uncertain income tax positions at the balance sheet date.

DUNES SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2011

Note 3-Regulatory Matters

As a broker dealer, the Company is subject to the minimum net capital requirements adopted and administered by the Securities and Exchange Commission ("SEC"). At December 31, 2011, the Company had net capital, as defined by the SEC, of $39,806.

Note 4-Subsequent event

The Company has evaluated subsequent events through January 23, 2012, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

DUNES SECURITIES CORPORATION

Computation of Net Capital, Per Uniform Capital Rule

December 31, 2011

Computation of Net Capital	
Credits	
Total stockholder's equity	$ 39,806
Net capital before haircuts	39,806
Haircuts	-
Net capital	39,806
Computation of Basic Net Capital Requirements	
Net capital requirement	5,000
Excess Capital	34,806
Ten percent of aggregate indebtedness	-
Excess Net Capital	$ 34,806

DUNES SECURITIES CORPORATION

Reconciliation of The Focus Report To Stockholder's Equity

December 31, 2011

Stockholder's Equity		
Per the unaudited Focus Report	$	39,806
Reconciling items		-
Per the audited financial statements	$	39,806


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Independent Accountant's Report On Internal Control Structure

The Board of Directors
Dunes Securities Corporation
Hilton Head Island, South Carolina

In planning and performing our audit of the financial statements of Dunes Securities Corporation for the year ended December 31, 2011, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dunes Securities Corporation that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the condition of exemption from Rule 15c-3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board for Governors of the Federal reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure, errors or fraud may nevertheless occur and not be detected. Also, projection of any assessment of the internal control structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Security Exchange Act of 1934 and related regulations. and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cherry Bekaert & Holland, L.L.P.

Hilton Head Island, South Carolina
January 23, 2012